Exhibit 12.1

Exhibit 12.1 Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003
	(Dollars in thousands)
Consolidated income before income taxes and minority interests	$100,203	$42,839	$116,925	$70,894	$69,481	$39,308
Interest credited to account balances and amortization of deferred sales inducements	188,225	571,917	429,062	311,479	309,034	248,075
Interest expense on notes payable	11,732	16,221	20,382	16,324	2,358	2,713
Interest expense on subordinated debentures	14,549	22,520	21,354	14,145	9,609	7,661
Interest expense on amounts due under repurchase agreements and other interest expense	7,694	15,926	32,931	11,280	3,148	1,278
Interest portion of rental expense	339	468	431	388	344	314
Consolidated earnings	$322,742	$669,891	$621,085	$424,510	$393,974	$299,349

Interest credited to account balances and amortization of deferred sales inducements	$188,225	$571,917	$429,062	$311,479	$309,034	$248,075
Interest expense on notes payable	11,732	16,221	20,382	16,324	2,358	2,713
Interest expense on subordinated debentures	14,549	22,520	21,354	14,145	9,609	7,661
Interest expense on amounts due under repurchase agreements and other interest expense	7,694	15,926	32,931	11,280	3,148	1,278
Interest portion of rental expense	339	468	431	388	344	314
Combined fixed charges	$222,539	$627,052	$504,160	$353,616	$324,493	$260,041

Ratio of consolidated earnings to fixed charges	1.5	1.1	1.2	1.2	1.2	1.2

Ratio of consolidated earnings to fixed charges, both excluding interest credited to account balances and amortization of deferred sales inducements	3.9	1.8	2.6	2.7	5.5	4.3